Filed pursuant to Rule 433

Registration No. 333-133007

December 10, 2008

HSBC USA Inc.

$350,000,000 3-Year Floating Rate Guaranteed Notes due December 19, 2011

Term Sheet

Issuer:	HSBC USA Inc. (the “Company”)

Guarantor:	Federal Deposit Insurance Corporation (the “FDIC”)

Guarantee:

The Notes are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Security:	Floating Rate Guaranteed Notes due December 19, 2011 (the “Notes”)

Expected Security Ratings:	Aaa / AAA / AAA (Moody’s / S&P / Fitch)

Sole Lead Managers:	HSBC Securities (USA) Inc. (80%)

Co-Managers:	Morgan Stanley & Co. Incorporated (10%) nabCapital Securities, LLC (10%)

Form of Note:	Senior Unsecured Notes

Form of Offering:	SEC Registered

Transaction Details

Pricing Date:	December 10, 2008

Settlement Date:	December 17, 2008 (T+5)

Maturity Date:	December 19, 2011

Principal Amount:	$350,000,000

Pricing Benchmark:	1M USD LIBOR

Coupon:	1M USD LIBOR + 90 bps

Interest Rate Source:	USD-LIBOR-BBA (Designated LIBIOR Page – LIBOR 01)

Price to Investor:	100%

Gross Fees:	0.30%

Total Proceeds to Issuer (before expenses):	$348,950,000 (99.70%)

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by the Company and/or our subsidiaries for general corporate purposes, which may include one or more of the following: investments in and advances to our subsidiaries, including HSBC Bank USA, N.A.; financing future acquisitions of financial institutions, as well as banking and other assets. The proceeds will not be used to prepay debt that is not guaranteed by the FDIC.

Call Features:	NCL

Listing:	NYSE. Application will be made to list the Notes on the New York Stock Exchange.

Day Count Convention:	Actual/360

Minimum Denominations:	$100,000 or any increments of US$1,000 in excess thereof

Paying Agent and Securities Registrar:	HSBC Bank USA, N.A.

Calculation Agent:	HSBC Bank USA, N.A.

Trustee:	Wells Fargo Bank, National Association

CUSIP:	4042E8AA3

ISIN:	US4042E8AA39

Interest:

Interest Payment Dates. Interest on the Notes will be payable monthly in arrears on the 19th of each month, commencing January 19, 2009 (each an “Interest Payment Date”) at a floating rate equal to one-month LIBOR plus 0.90%. Interest payable prior to maturity will be payable to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day preceding an Interest Payment Date. The interest payment at maturity will include interest accrued to but excluding the maturity date and will be payable to the persons to whom principal is payable. If an Interest Payment Date is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding Business Day unless such day falls in the next calendar month, in which case such Interest Payment Date shall be the immediately preceding day that is a Business Day.

“Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Business Day. “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Interest Period” shall mean the period beginning on and including December 17, 2008 to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date, as the case may be. Interest shall be computed on the basis of the actual number of days in the applicable Interest Period divided by 360.

“Interest Reset Date” means the first day of any Interest Period.

The “Spread” for each Interest Period will be 0.90%.

Interest Rate. The calculation agent appointed by us, initially HSBC Bank USA, N.A., will calculate the interest rate on the Notes. The per annum rate of interest for each Interest Period will be (i) LIBOR (as defined herein) on the second London Business Day preceding the Interest Reset Date for such Interest Period (the “Interest Determination Date”) plus (ii) the Spread. “LIBOR” for each Interest Period will be determined by the calculation agent in accordance with the following provisions:

(i)          On each Interest Determination Date, the calculation agent will ascertain the offered rate for deposits in U.S. dollars having a maturity of one month, commencing on the related Interest Reset Date, in the London interbank market, which appears on the Designated LIBOR Page as of 11:00 a.m. (London time) on such Interest Determination Date.

(ii)         If such rate does not appear on the Designated LIBOR Page, or the Designated LIBOR Page is unavailable, the calculation agent will request four major banks in the London interbank market (the “Reference Banks”) to provide the calculation agent with their offered quotation (expressed as a rate per annum) for one-month deposits, commencing on the related Interest Reset Date, in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the Interest Determination Date. If at least two such quotations are provided, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of such quotations.

(iii)        If less than two of the Reference Banks provide the calculation agent with such offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by the calculation agent at approximately 11:00 a.m. New York City time, on that Interest Determination Date for one-month loans, commencing on the related Interest Reset Date, in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

“Designated LIBOR Page” means the Reuters screen “LIBOR 01” page (or such other page as may replace such page on that service or such other services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read this term sheet, the registration statement, the prospectus, prospectus supplement and any other documents the Company has filed with the SEC for more complete information about the Company, the FDIC guarantee and this offering. You may get the documents that the Company has filed with the SEC without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.